November 30, 2010

JPMorgan Trust I

245 Park Avenue

New York, NY 10167

Dear Sirs:

J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A for the time periods so indicated.  The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A.  This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.
By:

Accepted by: JPMorgan Trust I
By:

JPMTI Fee Waiver Agreement

SCHEDULE A

Fund Name	Share Class	Expense Cap	Expense Cap Period End
JPMorgan Credit Opportunities Fund	Class R6	0.45%	November 30, 2011
JPMorgan Inflation Managed Bond Fund	Class R6	0.50%	November 30, 2011
JPMorgan International Equity Fund	Class R6	0.81%	November 30, 2011
JPMorgan International Opportunities Fund	Class R6	0.81%	November 30, 2011
JPMorgan International Value Fund	Class R6	0.85%	November 30, 2011
JPMorgan Intrepid Value Fund	Class R6	0.55%	November 30, 2011
JPMorgan U.S. Equity Fund	Class R6	0.54%	November 30, 2011